Platinum Group Metals Ltd.

(A Development Stage Company)

Supplementary Information and Management's Discussion and Analysis

For the period ended May 31, 2022

This Management's Discussion and Analysis is prepared as of July 13, 2022

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of July 13, 2022, and focuses on the Company's financial condition, cash flows and results of operations as at and for the nine-month period ended May 31, 2022. This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the period ended May 31, 2022, together with the notes thereto (the "Financial Statements").

The Company prepares its interim condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the DFS Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of a community group's appeal against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• the impacts of COVID-19 on our operations;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the Company's history of losses and expectations that will continue to incur losses;

• the Company's negative cash flow;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• if the Company fails to qualify as a multi-jurisdictional disclosure system issuer that is eligible to file its U.S. Securities and Exchange Commission (the "SEC") annual report on Form 40-F, it will be unable to reference an NI 43-101 report (as defined below) or any resources or reserves in its SEC annual report or certain SEC registration statements unless in compliance with subpart 1300 of SEC's Regulation S-K;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not offer appropriate contractual smelting and/or refining arrangements to the Waterberg Project holding corporation, Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.");

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo;

• the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review of application to set aside a decision by the DFFE to refuse condonation for the late filing of a community group's appeal against the grant of an EA for the Waterberg Project;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mining industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the common shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• changes in South African state royalties;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

• restriction on dividend payments;

• the risk that the common shares may be delisted;

• volatility in the price of the common shares;

• the exercise of stock options or warrants resulting in dilution to the holders of common shares;

• future sales or issuances of equity securities decreasing the value of the common shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in our 2021 AIF and 2021 20-F (defined below).

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The MPRDA, the Mining Charter 2018 and related regulations in South Africa required that Waterberg JV Co.'s Black Economic Empowerment ("BEE") shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of the mining right. Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The South African Department of Mineral Resources and Energy ("DMRE") had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act, 2003 until October 31, 2016, and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended August 31, 2021 ("2021 AIF") and the separate annual report on Form 20-F for the year ended August 31, 2021 (the "2021 20-F") which was also filed by the Company, as well as in the documents incorporated by reference therein. The 2021 AIF and the 2021 20-F may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov .

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs significantly from the requirements of the U.S. SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Company is not currently subject to the SEC Modernization Rules.  Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by an independent qualified person as defined in NI 43-101, Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is an independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our financial statements.

1. DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's business is focused on the engineering and development of the Waterberg Project, which hosts a PGE and base metal bearing deposit discovered in 2011 by the Company as a result of a regional exploration initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Igneous Complex in South Africa.

On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's BEE partner, holding 26%.  Later, in March 2019, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of the Waterberg JV Co. for $30 million (the "Implats Transaction").  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right of first refusal to smelt and refine Waterberg Project concentrate (the "Offtake ROFR").  JOGMEC, or their nominee, retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate.  Hanwa became JOGMEC's "nominee" by way of their purchase of a 9.755% interest in Waterberg JV Co. in March 2019.

On September 24, 2019, the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS").  The Waterberg DFS was approved by all Waterberg JV Co. shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 4, 2019, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Implats currently retains a 15.0% participating project interest and their Offtake ROFR, whereby they hold a right to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third party.  The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project and remains the Manager of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  Mnombo retains a 26.0% direct interest in Waterberg JV Co., JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  The Company is also assessing the possibility of constructing a dedicated furnace, either with or without another South African producer of PGEs as a partner, for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third party offtaker.  See more details below.

LION BATTERY TECHNOLOGIES INC.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Both the Company and Amplats were to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021, the Company and Amplats agreed to increase the planned funding to Lion by a further $2.7 million, to a total of up to $6.7 million, in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550,000 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each.  In June 2020, the Company and Amplats each invested $350,000 as a second tranche of funding in exchange for 700,000 Lion preferred shares each.  In February 2021, Amplats and the Company each invested $350,000 as a third tranche of funding in exchange for 700,000 Lion preferred shares each at a price of $0.50 per share.  In February 2022, the Company and Amplats each invested $250,000 as the fourth tranche of funding.  At May 31, 2022, the Company owned a 53.70% interest in Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three-year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  The first tranche of funding by Lion to FIU, totaling $1.0 million plus a one-time fee of $50,000, was paid by Lion in mid July 2019, with a second tranche of $666,667 funded in June 2020.  A third tranche of funding by Lion to FIU of $666,667 was completed in February 2021 with the fourth tranche of funding for $500,000 being funded in February 2022.  Lion has provided aggregate research funding in the amount of $2.88 million to FIU as of May 31, 2022.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

PERSONNEL

On December 8, 2021, the Company appointed Frank Hallam to the position of President and Chief Executive Officer ("CEO") following his serving as Interim President and CEO since July 2021.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

The Company's complement of managers, staff, technical personnel, consultants, security and casual workers currently consists of 8 individuals in South Africa and 5 individuals in Canada. The Waterberg Project is currently operated by the Company utilizing its staff, consultants and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

2. PROPERTIES

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties that management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and note 3 of the Financial Statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Recent Activities

During the nine-month period ended May 31, 2022, approximately $2.6 million was spent at the Waterberg Project for geotechnical drilling, erection of fences, ground clearing, infrastructure engineering and surveying.  Baseline environmental monitoring studies are underway.  Work is being carried out to identify and assess local deposits of calcrete and other aggregate materials that may be suitable for road building and infrastructure pad foundations.

At period end, $43.4 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to May 31, 2022 are approximately $80.8 million.

The geotechnical drilling campaign at the Waterberg Project commenced in July 2021 and was completed in mid October 2021, consisting of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  Approximately 11 holes were drilled vertically, and the remaining holes were inclined out of the plane to intersect all possible discontinuities.  A total of 5,966 meters of drill core were recovered and a total of 2,696 meters of core were geotechnically logged from within the zone of interest.  All boreholes except those in the planned box-cut areas were backfilled with cement upon completion. Downhole geophysical surveys were conducted consisting of optical and/or acoustic televiewer and gamma probes as well as caliper probes. Three packer tests were conducted in boreholes where groundwater strikes were encountered. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing.

The results of the drilling campaign confirm that the box-cut positions are in sandstone, and the central and southern declines transition from sandstone into a dolerite sill and back into sandstone before cutting into the igneous rocks of the Bushveld Complex.  In general, results are as expected, and the rock mass is competent.  Also as expected, some support will be required for both tunnel sets.  No problem areas, where special mining methods or non-standard support would be required, have been identified. Groundwater inflow is also not considered a risk. The standard practice of probe drilling ahead of decline tunnel development will be important to monitor rock quality and identify correct support standards ahead of development.  Geotechnical qualified persons monitoring the drill programme have stated that in general, the rock mass encountered along both decline routes can support the planned excavations with no major problem areas expected.

A Waterberg JV Co. budget in the amount of R40 million (approximately $2.7 million) for the fiscal period ending August 31, 2022 was approved by the partners to the joint venture on March 9, 2022.  Work areas include project and infrastructure engineering, project maintenance, permitting, community engagement and legal work relating to project financing and surface lease arrangements.  The Company continues to work closely with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Before a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  The Company is also assessing the possibility of constructing a dedicated furnace for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third party offtaker.  An internal pre-feasibility study for such a Waterberg matte furnace was completed for the Company by industry experts in late 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery in South Africa or elsewhere.  The Company is in process to complete further studies examining downstream beneficiation, the optimal location for such a furnace, as well as down stream marketing considerations, permitting and power and water requirements.  The Company has approached several international and South African metal refining companies to request indicative terms for the sale of Waterberg converter matte.

After the completion of the Waterberg DFS, a 2020 Work Program funded by Implats until September 15, 2020, completed various optimization and risk mitigation studies, including:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint.
  Confirmation of portal positions and detailed designs.
  Review of initial mining method, stope and sub level designs.
  Detailed benchmarking to comparable operations around the world and specifically in Africa.
  Detailed simulation of underground mining and surface systems.
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications.
  Possible use of mobile tunnel boring.
  Review of water demand and supply and test drilling to confirm water resources.

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

  A significant increase in Mineral Reserves from the Waterberg Project's 2016 Pre-Feasibility Study ("PFS") for a large-scale, shallow, decline-accessible, mechanised, PGE mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.

  Annual steady state production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.

  After-tax net present value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

  After-tax NPV of US$333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

  After-tax internal rate of return of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.

  On site life of mine average cash cost (inclusive of by-product credits and smelter discounts) for the spot metal price scenario equates to $640 per 4E ounce.

  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.

  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off, and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

1. 4E elements are platinum, palladium, rhodium and gold.

2. Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

3. Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076.

4. A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

5. The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

6. The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of 4 September 2019.

7. Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

8. Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

9. The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2021 AIF.

10. The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

11. Numbers may not add due to rounding.

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

Notes:

1. The estimated mineral reserves have an effective date of September 4, 2019.

2. A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

3. Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

4. 4E elements are platinum, palladium, rhodium and gold.

5. Numbers may not add due to rounding.

The Waterberg Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Average Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three-Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Technical Report Price Deck Assumptions in US$

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum	US$/oz (Real July 2019)	980	931
Palladium	US$/oz (Real July 2019)	1,546	1,055
Gold	US$/oz (Real July 2019)	1,548	1,318
Rhodium	US$/oz (Real July 2019)	5,036	1,930
Basket Price (4E)	US$/oz (Real July 2019)	1,425	1,045

Copper	US$/lb (Real July 2019)	2.56	2.87
Nickel	US$/lb (Real July 2019)	8.10	5.56

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
Smelter Payability: 4E Metal	% Gross Sale Value	85%	85%
Smelter Payability: Copper	% Gross Sale Value	73%	73%
Smelter Payability: Nickel	% Gross Sale Value	68%	68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods and paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars.  Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency.  Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

Mining Right Grant

A formal Mining Right Application ("MRA") for the Waterberg Project, including a Social and Labour Plan ("SLP"), was accepted for filing by the DMRE on September 14, 2018. The Company held local public participation meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and EA application for the Waterberg Project was completed in August 2019. An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMRE on August 15, 2019.  An EA was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

On January 28, 2021, the DMRE issued a letter to Waterberg JV Co. notifying the Company that a mining right for the Waterberg Project (the "Waterberg Mining Right") had been granted.  Public disclosure and notice of the Waterberg Mining Right grant was promulgated by the Company and Waterberg JV Co. as required under South African legislation.

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure on the farm Ketting.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll. The application may proceed as a normal High Court application.  On November 16, 2021 the host Kgatlu community from the farm Ketting, where the planned infrastructure is to be located, filed an application to join as a respondent to the restraint application.  In their affidavit the host community documented their support for the Waterberg Mine.  Once again, the applicants did not respond to the Kgatlu joinder application within the timeline specified by the rules of court and have likewise failed to file a replying affidavit.  Waterberg JV Co. is pursuing its legal options to have the urgent interdict application dismissed with costs.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

The Company believes that all requirements specified under the National Environmental Management Act, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the EA and the Waterberg Mining Right.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.  Waterberg JV Co. has raised numerous factual and legal defences against the appeals and court actions described above. Senior Counsel and attorneys acting for Waterberg JV Co. have filed formal rebuttals to the appeals.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021, and remains active. The Company believes that the appeals and legal challenges are without merit.

The Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism, Mr. Thabo Andrew Mokone, is aware of disagreements between the mine and certain members of the local communities.  During late 2021 and in 2022 the MEC has hosted engagements with representatives of Waterberg JV Co. and community leaders.  The MEC has stated "The Community have expressed their desire and support for the Waterberg Project."  Discussions between the MEC and people from the local communities are ongoing.  The MEC believes that these discussions will lead to a resolution of concerns and to a more harmonious relationship between Waterberg JV Co. and the local community.

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner. Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

If any of the above appeals are successful, the decision to grant the Waterberg Mining Right will be set aside and the mining right application will revert to being in process, pending either a resolution of the appellants' demands for payment of lease and other retrospective issues, or pending the outcome of any review Waterberg JV Co. may request by the High Court of the appeal decision.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, NORCAT, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Infrastructure planning and option assessments were components of the 2020 Work Program.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground water has been conducted.  In 2018, a co-operation agreement was entered between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supply for the mine.  An earlier drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the mine and local communities.  Further water definition work and drilling is planned.

The establishment of servitudes for power line routes and detailed planning and permitting for South Africa's state-owned electricity utility, ESKOM Holdings Limited's ("ESKOM") are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with ESKOM.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

History of Acquisition

In 2007, PTM RSA began the application process for prospecting rights over the Waterberg area located on the Northern Limb of the Bushveld Igneous Complex, approximately 70 km north of the town of Mokopane, eventually acquiring prospecting rights over two adjacent areas known as the Waterberg JV Property and the Waterberg Extension Property.  In September 2009, PTM RSA, JOGMEC and Mnombo entered a joint venture agreement whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Property while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis.  On November 7, 2011, the Company executed an agreement with Mnombo's shareholders to acquire 49.9% of the issued and outstanding shares of Mnombo.  Effective in May, 2015 the Waterberg JV Property and the Waterberg Extension Property were consolidated into the singular Waterberg Project and in September, 2017 the Waterberg Project prospecting rights were transferred into Waterberg JV Co.  On November 6, 2017, the Company and JOGMEC closed the Implats Transaction and Implats acquired a 15% interest in Waterberg JV Co. and the right to match third-party offtake terms under the Offtake ROFR.  In March 2019 JOGMEC completed a transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa.  Under the terms of the transaction, Hanwa also acquired the exclusive right to purchase some, or all of the metals produced from the Waterberg Project at market prices.  On May 10, 2022 JOGMEC confirmed and later announced its intention to maintain JOGMEC's interests in the Waterberg Project and to support funding contributions for project development to the extent possible.

Prior to 2022, the Waterberg Project comprised an aggregate of 66,003 hectares of granted prospecting rights and applied for prospecting rights including the 20,532 hectares covered by the Waterberg Mining Right.  On March 9, 2022 Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares were held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed.  Closure applications have been filed and once they become effective, the project area will cover 29,227 hectares, being comprised of the Waterberg Mining Right covering 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application.

Environmental, Social and Governance ("ESG")

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

Approach

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  to maximize the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

We are working to develop a set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management and community investment.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

ESG Reporting and Assessment

We have partnered with Digbee Ltd. ("Digbee") to utilize an industry approved set of frameworks to assess and disclose our ESG metrics.  Platinum Group completed its inaugural ESG disclosure submission with Digbee in September 2021.  Digbee, a United Kingdom based company, is a new mining-focused expert network and ESG disclosure platform with a goal to provide improved disclosure and better access to capital markets for mining companies involved with strong ESG practices.  Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock Inc., BMO (defined below), and Dundee Corporation.

The Digbee ESG platform amalgamates over thirty initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies.  The Digbee reporting framework encompasses widely recognized ESG standards including, the Equator Principles, the Global Reporting Initiative Standards, the sustainability accounting standards of the Sustainability Accounting Standards Board, and the recommendations for more effective climate-related disclosures established by the Task Force on Climate Related Disclosure.  Digbee provides a reporting framework to assist financial institutions in their own assessment of environmental and social risks in projects.

The Company's ESG submission was based on both corporate level and project level disclosure. As part of the Waterberg Mining Right application process the Company developed a wide-ranging set of studies and plans in relation to potential ESG impacts. These studies and specialists were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of September 2021.

High Level Positive Outcomes from Digbee Assessment

  The commodities expected to be produced from this asset are recognized as being critical to the global energy transition.
  The original layout for the mining operation has been altered to reduce its potential impact on local communities, a sign that Platinum Group is listening and reacting to stakeholder engagement.
  Robust impact assessments have been completed providing good baselines for ongoing ESG monitoring.

High Level Potential Risks and Opportunities from Digbee Assessment

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022
  The asset is located in an arid environment with the need to manage all water sources, pathways and receptors very carefully.
  While immediate local communities are generally supportive of the project, interaction between communities and mining companies in the larger region have led to civil dissatisfaction in the past.
  Information submitted pertaining to the tailings storage facility indicates that further studies are required to optimize the management of all related risks.

ESG Objectives

We are continuing to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of greenhouse gas emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programmes; and
  achieving zero significant environmental incidents;

Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our mining and prospecting rights areas.  Baseline environmental studies for air quality and water quality are currently underway over the Waterberg Project area.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

During 2020, an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration.  As the operations at the Waterberg Project increase, so too will the quantum of this bond.

During 2020, a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable PGEs.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project.  We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions.  To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.  Nonetheless, several parties within the local community filed appeals in 2021 objecting to the grant of the Waterberg Mining Right.  Waterberg JV Co. has responded to each appeal and will follow the appropriate regulatory process in each instance.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Social and Labour Plans

The SLP was developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with regulation 46 of the MPRDA. The objective of a social and labour plan is to align the Company's social and labour principles with the related requirements established under Mining Charter 2018.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Project SLP will establish objectives for adult-based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The SLP will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

To support the DMRE approved SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to R 335.6 million ($21 million at May 31, 2022) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The current SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R 4.98 million ($0.32 million at May 31, 2022) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programmes.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R 320.6 million ($20.5 million at May 31, 2022) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programmes are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R 10.0 million ($0.64 million at May 31, 2022) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Governance

The Company has a Governance and Nomination Committee to ensure good corporate governance in the Company's stewardship. The committee's responsibilities include, but are not limited to:

  reviewing and making recommendations relating to respecting good corporate governance and the board's stewardship role in the management of the Company;
  the regular evaluation of the effectiveness of the board, its members, its committees and their charters;
  the evaluation of the performance of individual directors, the board, and committees of the board;
  the performance evaluation of the chairperson of the board and the chairperson of each board committee;
  the performance evaluation of the CEO and CFO, including performance against corporate objectives;
  CEO and CFO succession planning;
  overseeing compliance with the Company's Code of Business Conduct and Ethics, monitoring compliance with the code, investigating any alleged breach or violation of the code, authorizing any waiver granted in connection with the code; and
  overseeing compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

On April 30, 2021, the Company established an Environmental, Health and Technical Advisory Committee, comprised of cross-disciplinary directors, to oversee capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials to obtain or retain an advantage in the course of business.

The Company has previously adopted a Code of Business Conduct and Ethics, a Claw Back Policy, and a Whistle Blower Policy, amongst other customary codes and committees.

We also adhere to the corporate governance policies of the Toronto Stock Exchange and the NYSE American, LLC.

On February 28, 2022, the Company held its Annual General Meeting. All resolutions were passed in the form proposed by an affirmative vote of the shareholders.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity and Capital Resources

Recent Equity Financings

On February 5, 2021, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement the Company could sell its common shares from time to time for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2021 ATM"). In aggregate to May 31, 2022 the Company sold 10,426,632 common shares in the 2021 ATM at an average price of US$2.94 for gross proceeds of US$30.6 million.  As a portion of the total 2021 ATM sales , for the nine-month period ending May 31, 2022 the Company sold 7,923,842 common shares at an average price of US$2.48 per share for net proceeds of $19.7 million after fees and expenses of $491 thousand and for the three month period ended May 31, 2022 the Company sold 2,466,308 common shares at an average price of US$2.38 for net proceeds of $5.7 million.  The 2021 ATM was terminated in June 2022.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of US$1.695 to repay the Convertible Notes (as defined below).

On February 11, 2022, the Company closed a non-brokered private placement with existing major shareholder Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited ("HCI") for 3,539,823 common shares at a price of US$1.695 each for gross proceeds of $6 million (the "February 2022 HCI PP") maintaining HCI's ownership in the Company at approximately 26% at that time of the financing.  Pricing for the February 2022 HCI PP was set to be consistent with the Company's shares issued to repay the convertible debt (see above).

On December 8, 2020, the Company announced the closing of a non-brokered private placement with HCI.  An aggregate of 1,121,076 shares were issued for US$2.23 per share for gross proceeds of $2.5 million (the "December 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the December 2020 HCI PP closed.  Pricing for the December 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On October 15, 2020, the Company announced it had closed a non-brokered private placement with HCI.  An aggregate of 1,146,790 shares were issued for US$2.18 per share resulting in gross proceeds of $2.5 million to the Company (the "October 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the October 2020 HCI PP closed.  Pricing for the October 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On September 4, 2020, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement, the Company could sell its common shares from time to time for up to $12 million in aggregate sales proceeds in "at the market" transactions (the "2020 ATM"). Common share sales pursuant to the 2020 ATM ended on November 30, 2020.  Final sales were settled, and the 2020 ATM completed, on December 2, 2020.  A total of 5,440,186 common shares at an average price of US$2.21 were sold pursuant to the 2020 ATM for net proceeds of $11.41 million after fees and expenses of $592,000.

The following reconciles the use of gross proceeds to recent financings as at May 31, 2022 (in thousands of dollars):

Use of Proceeds	October 15, 2020 Private Placement	2020 ATM Offering	December 8, 2020 Private Placement	2021 ATM Offering	Shares issued to repay Convertible Debt	February 11, 2022 Private Placement	Aggregate Proceeds	Actual Use of Proceeds to May 31, 2022

Repayment of the Sprott Facility	$1,250	$2,265	$1,250	$12,235	$0	$3,000	$20,000	$20,000

Payment of Bank Advisory Fees	$745	$1,445	$0	$0	$0	$0	$2,190	$2,190

Repayment of Convertible Notes	$0	$0	$0	$0	$19,990	$0	$19,990	$19,990

General corporate purposes	$505	$8,290	$1,250	$17,605	$0	$3,000	$22,553	$15,330
TOTAL	$2,500	$12,000	$2,500	$29,840	$19,990	$6,000	$64,733	$57,510

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Convertible Notes").  The net proceeds from the offering of Convertible Notes were used primarily to fund direct expenditures relating to the operation, closure and care and maintenance of the Maseve mine by Maseve Investments 11 Proprietary Limited ("Maseve"), until completion of the sale of Maseve (the "Maseve Sale Transaction").  The Convertible Notes bore interest at a rate of 6 7/8% per annum, were payable semi-annually on January 1 and July 1 of each year, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares and were scheduled to mature on July 1, 2022.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of $19.99 million of the Convertible Notes.  The Convertible Notes were purchased in exchange for the issuance to noteholders of an aggregate 11,793,509 common shares, at a price of $1.695 per share.  The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.  Accrued bi-annual interest due on the Convertible Notes to February 4, 2022 and February 10, 2022 amounting to $138,963 was paid to the noteholders in cash.

In late December 2021, the Company paid $687,156 in cash to settle the January 1, 2022 bi-annual interest payable on $19.99 million of outstanding Convertible Notes.  Since inception the Company paid total interest of $6.37 million on the Convertible Notes, comprised of $2.89 million in cash and 2,591,647 in common shares, and issued 1,319 shares for $10,000 of conversions.

The Convertible Notes were unsecured senior subordinated obligations and were subordinated in right of payment to the prior payment in full of all the Company's existing and future senior indebtedness pursuant to the Indenture.

Sprott Facility

On August 15, 2019, the Company entered the Sprott Facility, pursuant to which the Sprott Lenders advanced $20 million bearing interest at 11% per annum, compounded monthly.  The Sprott Facility was originally scheduled to mature on August 14, 2021, however, the Company elected to extend the maturity date for $10.0 million in principal by one year in exchange for a payment in cash of $300,000, being three percent of the outstanding principal amount not repaid on the original maturity date.  At August 31, 2021 the principal balance owed by the Company pursuant to the Sprott Facility was $9.4 million

During the nine-month period ended May 31, 2022, the Company repaid the remaining $9.4 million principal due, with the final $3 million of principal being repaid in February 2022.  With the debt formally settled, the Company's pledge of its South African assets as security against the Sprott Facility has been fully released.  Total interest payments to Sprott for the nine months ending May 31, 2022 totaled $0.29 million.

Liquidity

The Company currently has limited financial resources and does not generate revenue from the Waterberg Project.  However, during the period the Company has repaid in full both the Sprott Facility and Convertible Notes outstanding leaving the Company with materially reduced cash obligations over the next 12 months (see below).  Current cash on hand ($13.6 million at May 31, 2022) is projected to be sufficient to cover the Company's budgeted expenditures over the next 12 months.  Should the Company decide to begin construction of the Waterberg Mine in the next 12 months additional financing would be required.

Rising global inflation and increased potential supply chain disruptions could have a significant impact on the Company's operations and costs.

Contractual Obligations

The following table discloses the Company's contractual obligations as at May 31, 2022 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$94	$69	$-	$-	$163
Environmental Bonds	38	77	67	-	182
Totals	$132	$146	$67	$-	$345

Other contingencies: Refer to section 8 below - Risk Factors.

Accounts Receivable and Payable

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

The 2021 ATM proceeds receivable at May 31, 2022 totaled $0.04 million (August 31, 2021 - $0.2 million), representing amounts received after period end for shares sold prior to period end.  Accounts receivable at May 31, 2022, totaled $0.5 million (August 31, 2021 - $0.3 million) being comprised mainly of South African value added taxes.

Accounts payable and accrued liabilities at May 31, 2022, totaled $0.8 million (August 31, 2021 - $2.5 million) with the higher level at August 31, 2021 being due primarily to accounts payable for geotechnical drilling on the Waterberg Project.

B) Results of Operations

Nine Month Period May 31, 2022

For the nine-month period ended May 31, 2022, the Company incurred a net loss of $7.3 million (May 31, 2021 loss of $8.8 million).  In the current period, general and administrative expenses were $3.3 million (May 31, 2021 - $2.9 million) with the increase due to legal fees related to the Africa Wide legal action (as described below) which took place during the nine-month period.  In the current period interest expense of $1.6 million was recognized (May 31, 2021 - $3.6 million) with the decrease due to reduced debt and convertible note balances.  The currency translation adjustment recognized in the period was a loss of $2.8 million (May 31, 2021 - $6.1 million gain) due to the Rand decreasing in value relative to the U.S. Dollar during the current period.

Three Month Period May 31, 2022

For the three-month period ended May 31, 2022, the Company incurred a net loss of $1.3 million (May 31, 2021 loss of $2.3 million).  In the current period, general and administrative expenses were $0.8 million (May 31, 2021 - $1.0 million) with the makeup of expenses being similar to the comparable period.  In the current period interest expense of $Nil was recognized (May 31, 2021 - $1.1 million) with the decrease due to the repayment of debt and repayment of convertible note balances outstanding.  Share based compensation was $0.4 million (May 31, 2021 $1.2 million) with the decrease due to the first tranche of higher value options being fully vested in the current period.  The currency translation adjustment recognized in the period was a loss of $0.4 million (May 31, 2021 - $2.8 million gain) due to the Rand decreasing in value relative to the U.S. Dollar during the current period.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	May 31, 2022	Feb. 28, 2022	Nov. 30, 2021	Aug. 31, 2021
Net finance income(1)	$40	$26	$25	$24
Net loss	1,310	2,634	3,316	4,228
Basic loss per share(2)	0.01	0.03	0.04	0.06
Total assets	58,246	53,859	50,994	51,199
Quarter ended	May 31, 2021	Feb. 28, 2021	Nov. 30, 2020	Aug. 31, 2020
Net finance income(1)	$25	$24	$24	$24
Net loss	2,282	3,989	2,564	1,230
Basic (earnings) loss per share(2)	0.03	0.06	0.04	0.02
Total assets	54,497	50,771	46,256	37,415

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Basic (earnings) loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

4. Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

5.  Related Party Transactions

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  All related party transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows (in thousands of dollars):

i. During the nine-month period ended May 31, 2022, an amount of $263,883 ($186,344 - May 31, 2021) was paid or accrued to independent directors for directors' fees and services.

ii. During the nine-month period ended May, 2022, the Company was paid or accrued payments of $43,000 ($42,000 - May 31, 2021) from West Vault Mining Inc. (formerly West Kirkland Mining Inc.), a company with one officer in common, for accounting and administrative services.

iii. In fiscal 2018, Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company (which has been exercised) and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  During the period the Company closed a non-brokered private placement of 3,539,823 common shares at a price of US$1.695 per share for gross proceeds of $6 million maintaining HCI's ownership in the Company at approximately 26% at the time of the financing.  At May 31, 2022, HCI's ownership of the Company was reported at 24,837,349 common shares, representing a 25.14% interest in the Company.

iv. During the nine month period ended May 31, 2022 the Company purchased and cancelled on a private placement basis the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments.

6. Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value.  At May 31, 2022, there were 98,796,156 common shares, 4,437,171 incentive stock options and 383,912 restricted share units outstanding.  At July 13, 2022, the Company has 98,946,322 common shares issued as well as 4,288,838 incentive stock options and 380,578 restricted share units outstanding.

8. Risk Factors

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the 2021 AIF and 2021 20-F, and the documents incorporated by reference therein.  The Company's 2021 AIF and 2021 20-F may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Certain risk factors are discussed below in more detail.

Impact of COVID-19

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020.  Since March 2020 the pandemic has continued in waves including the Omicron variant which was first detected in South Africa.  The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruptions and related financial and social impact, remain uncertain.  Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in variability for the prices of PGEs.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Effective April 5, 2022, South Africa lifted its National State of Disaster declared in relation to the COVID-19 Pandemic and on June 22, 2022, the Government of South Africa announced that the remaining COVID-19 regulations have been repealed.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the company's business and financial condition.

The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

Africa Wide Legal Action

On November 23, 2017, definitive agreements were entered into to dispose of 100% of the share interests in Maseve to Royal Bafokeng Platinum Limited ("RBPlat") in the Maseve Sale Transaction valued at approximately US $74.0 million.  Maseve owned and operated the Maseve Mine.  The Maseve Sale Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act").  Under the Scheme, Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), a wholly owned subsidiary of JSE listed Wesizwe Platinum Limited, was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve.  Stage one, being the sale of certain of Maseve's assets for approximately US $58 million in cash, was completed on April 5, 2018.  Stage two, being the sale of 100% of Maseve's issued shares to RBPlat in exchange for RBPlat common shares, was completed on April 26, 2018.

In September 2018, the Company received a summons whereby by Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve seeking to set aside the Maseve Sale Transaction.  Various statements and discovery documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021.  Final legal arguments were heard by the High Court on March 1 and 2, 2022.

On June 14, 2022, the High Court of South Africa delivered judgement dismissing the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs. In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the Companies Act, Africa Wide's case was statutorily barred.  Africa Wide has filed an application for leave to appeal the judgment of the High Court and the Company intends to oppose the application.

9. Outlook

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken arrangements will be required for project concentrate offtake or processing.  Waterberg JV Co. is presently in process with pre-construction engineering work, including road upgrade and traffic studies, finalization of power and water infrastructure design and construction camp design.  Waterberg JV Co. continues to work with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.  The Company continues to work on advancing project permitting, infrastructure servitudes and community relationships.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, financing and concentrate offtake.  The Company is conducting research and formal studies to evaluate the economic feasibility of establishing a dedicated Waterberg matte furnace to process Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement.  The Waterberg Technical Report stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."  Discussions with potential participating partners for such a matte furnace are in process.  Parallel discussions are also underway with South African parties interested to enter formal concentrate offtake arrangements for the Waterberg Project.  The Offtake ROFR allows Implats the opportunity to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third party.  Processing of Waterberg concentrate through a matte furnace owned by Waterberg JV Co. or by one or more of the Waterberg JV partners would not be subject to the Offtake ROFR as such an entity would not be a "bona fide third party".  Any transaction between Waterberg JV Co. and any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the shareholders agreement governing Waterberg JV Co., Hanwa holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or contained metal therein.  Hanwa may therefore direct the processing and marketing of Waterberg Project concentrate or contained metal at market prices.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

The market for PGEs has generally improved over the last several years resulting in higher 4E metal basket prices. Supply chain disruptions resulting from the global COVID pandemic and exacerbated by the Ukraine conflict continue to negatively impact global auto production.  Notwithstanding weak auto demand, PGE prices have been supported by geopolitical tensions with the threat of Russian PGE exports being cut or sanctioned, representing a significant supply risk. Resolution of the conflict could remove price support. Visibility on the resolution of supply chain issues is difficult to predict but PGE prices could strengthen in the medium term based on pent up auto demand once auto production normalizes. Major South African PGE producers have recently announced wage settlement agreements. Supply risk due to union strike action at present appears to be unlikely.  The projected market penetration of battery electric vehicles in the future could soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are expected to see strong demand and prices in the longer term.

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.  The Company's battery technology initiative through Lion with Amplats represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue. Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.  Senior officers of the Company and Lion Battery partner Amplats recently spent time together at FIU to review progress by the Lion Battery research team and planning for the possible future commercialization of Lion Battery's technology is under discussion.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2021 AIF and separate 2021 20-F.

10. Critical Accounting Estimates and Judgements

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 3 of the Company's audited consolidated financial statements for the year ended August 31, 2021.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended May 31, 2022

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At May 31, 2022, Mnombo owed the Company approximately $7.1 million for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control, it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

11. Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the period ended May 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

12. Other Information

Additional information relating to the Company for the period ended May 31, 2022, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited annual consolidated financial statements for the year ended August 31, 2021, together with the notes thereto as well as the Company's 2021 20-F and separate 2021 AIF filed in Canada.

13. List of Directors and Officers

Directors		Officers

Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (Interim CFO)
Timothy Marlow	Mpho Makwana	Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)